Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Talking Points – MCI Acquisition

The following information can be shared with your team on our recent announcement to acquire MCI:

The news …

•	Earlier this week, we announced that Verizon has agreed to acquire MCI, Inc. in a transaction that totals $6.7 billion. This move is an acquisition by Verizon, not a merger of the two companies.
•	The Boards of Directors for both companies have already approved the deal. MCI’s shareholders, the Department of Justice, the FCC and various state jurisdictions must also approve. We expect this process to take about a year.
•	While we are working to get these approvals, MCI and Verizon will continue to operate as totally separate companies with separate business plans.

Why Verizon and MCI?

•	MCI and Verizon are a good fit. MCI has national and international assets, including one of the largest IP backbone networks in the world, that are an excellent complement to Verizon’s largely local and wireless network.
o	We’ve been growing our enterprise business for years. We now have an opportunity to do that faster and less expensively by acquiring MCI. Together, we will be able to serve enterprise customers better and more efficiently than the two separate companies can today.
o	MCI’s network assets will allow us to continue our transformation to a broadband company. MCI’s IP backbone network, combined with Verizon’s ongoing deployment of fiber directly to residential and small business customers, creates a platform that can support a broad array of multimedia communications services and applications.
o	For MCI, the deal provides financial strength, assuring it can continue to maintain and grow its network and other assets.

What does this mean to you?

•	This move means a stronger Verizon, and that’s good for all of us.
•	You may have seen in the press that the companies have announced their intention to reduce force by about 7,000 employees. Exactly where these reductions will come from will be discussed during the planning process prior to the deal closing.
•	The deal is not expected to close until 2006. While this acquisition is an exciting step for our company, it’s important that we not let it distract us from focusing on what we need to accomplish for 2005. In our competitive industry, we cannot afford to lose a moment’s focus on our goals.

What should you say if asked about the deal?

•	Feel free to share your excitement for the deal, but make it clear that the acquisition must go through a series of approvals before it can close, which will take about a year. You should also be sure not to speculate about what the deal could mean in terms of future product and service offerings, pricing, etc., because we simply do not know any of those things yet.
•	Refrain from reaching out to anyone at MCI. Except for those working directly on the deal, it is inappropriate for anyone from Verizon to contact anyone at MCI about the acquisition.
•	Do not suggest to customers in any way that Verizon and MCI are a single entity. Until the deal is closed, we are separate companies running our businesses according to separate business plans.

For more information, including facts about MCI, go to:

http://eweb.verizon.com/npage/archive/stories_05jan/20050214.shtml

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.